RadTek, Inc.

9900 Corporate Campus Drive

Suite 3000

Louisville, KY 40223

August 8, 2014

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:

RadTek, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed June 26, 2014

File No. 333-195548

General

General

1. We note your response to prior comment 1. We are unclear how Mr. Sun-Pil Kim, Mr. Kwang Hyun Kim, and Mr. Jae Chan Kim have knowledge or expertise in U.S. GAAP. Please revise your filing to provide risk factor disclosure indicating that you may conclude that your internal control over financial reporting is not effective due to lack of sufficient accounting staff with knowledge or expertise in U.S. GAAP.

The disclosure has been revised to provide a risk factor indicating that the company does not have sufficient accounting staff with knowledge or expertise in US GAAP and thus that our internal control over financial reporting is not effective.

Investment Agreement, page 19

2. We note your response to comment 7 of our comment letter dated May 27, 2014 and re-issue the comment in part. Please revise your disclosure to give a quantitative hypothetical example of how the “suspension price” would work or advise.

The disclosure was revised to provide a quantitative example of how the suspension price will work.  The suspension price is there to prevent any put from being unfair to the company due to unforeseen actions undervaluing the company’s common stock.

Marketing Strategy, page 27

3. We note your response to comment 10 of our comment letter dated May 27, 2014. Please tell us your basis for including the names of the “potential customers.” For instance, please revise to summarize material agreement with such potential customers. Alternatively, please delete all such references.

The references have been removed from the document, and the disclosure has been revised to indicate that the company intends to offer its services in the continental United States and in Japan, South Korea, and other Asian countries.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 29

4. Please tell us and disclose the reason for the increase in your prepaid expenses and other assets. Reference is made to Item 303 of Regulation S-K.

The disclosure has been revised to indicate that the prepaid expenses and other assets were recorded due to outstanding balances that were not offset.  The prepaid expenses and other assets were recorded on the balance sheet to amend this offset.

Results of Operations, page 30

5. We note the revised disclosure regarding your results for the first quarter. For your year end results, you have revised to discuss actual sales experience with the FIS, CIS and other services. Please revise to provide similar detail for your interim period discussion.

The disclosure has been revised to provide similar detail for our interim period discussion.

Changes in and disagreements with accountants on accounting and financial disclosure, page 41

6. In regard to your change in independent registered public accounting firm, please provide the disclosures required per Item 304 of Regulation S-K including an Exhibit 16 letter.

The disclosure has been revised to indicate the change in independent registered public accounting firm.  Kim and Lee was the accounting firm used by Radtek Co., Ltd. for the audit of the year ended December 31, 2012.  They resigned as the accounting firm for the company on July 1, 2013.  There were no disagreements between Kim and Lee and the company.

Experts, page 43

7. Please tell us how you complied with Item 509 of Regulation S-K, or tell us how you determined it was not necessary to reference Kim and Lee Corporation, CPAs as experts in accounting and auditing.

The disclosure has been revised to include Kim and Lee Corporation, CPAs as experts in accounting and auditing.

Financial Statements for the year ended December 31, 2013

Report of Independent Registered Public Accounting Firm, page 47

8. To the extent Kim and Lee Corporation, CPAs conducted their audit in accordance with the standards of the Public Company Accounting Oversight Board (United States), please have them revise their audit opinion to reflect that fact.

Kim and Lee Corporation, CPAs’ audit opinion has been revised to indicate that they conducted their audit in accordance with the standards of the PCAOB.

9. We note your 2012 audit opinion is qualified. Please tell us how this audit opinion complies with Rule 2-02 of Regulation S-X.

Kim and Lee Corporation, CPAs’ audit opinion has been appropriately revised to remove the qualification in accordance with Rule 2-02 of Regulation S-X.

Consolidated Notes to Financial Statements, page 53

Note 1 – Nature of Business, page 53

(a) Description of Business, page 53

10. We note your responses to our prior comments 19 and 20. Since it appears you completed the investment transaction in February 2013, please tell us how you determined it was appropriate to record the investment on your balance sheet at December 31, 2012. Further, please clarify the nature of the February 2013 acquisition and how you determined it was appropriate to account for this transaction as an investment. Also, please clarify the nature of the November 2013 transaction and how you determined it was appropriate to account for this transaction as a reverse merger. In your response, please reference the authoritative accounting literature management relied upon.

Regarding the investment transaction completed in February 2013, it was determined to be appropriate to record the investment on the balance sheet at December 31, 2012 due to the company recording the $352,000 consideration in late December 2012 for entering the agreement to purchase RadTek, Inc.  Note 12 (Subsequent Events), explains the timeline of the transaction regarding the acquisition.  Kim and Lee’s audit service was only for RadTek Co., Ltd., the Korean entity, and at the time of the balance sheet date, the planned reverse merger was not completed and thereby presented the consideration as an investment in a subsidiary.

Regarding the November 2013 transaction, on November 26, 2013, the registrant entered into a definitive agreement with RadTek Co. Ltd.’s shareholders.  Pursuant to that agreement, the registrant purchased all of the outstanding securities of RadTek Co. Ltd (1,900,000 shares) in exchange for 1,900,000 of the registrant’s common shares.  RadTek Co. Ltd. became a wholly owned subsidiary of the registrant.  RadTek Co. Ltd. is treated as the “accounting acquirer” in the financial statements.  The shares issued by the registrant represented 94% of the outstanding shares of the registrant (excluding treasury stock of 1,107,500 shares).  The transaction was accounted for as a reverse merger and the reverse recapitalization and the issuances of common stock were recorded as a reclassification between paid-in capital and the par value of the common stock.

I appreciate your assistance in the review of our registration statement to ensure that we have provided all relevant information to prospective investors and have complied with all of the disclosure requirements of the Securities Act.  Please advise if you have further comments or questions.

Very truly yours,

/s/ Kwang Hyun Kim

Kwang Hyun Kim

Chief Executive Officer

RadTek, Inc.